 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.1 TO

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

136-20 38th Ave., Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒              Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note This amended Form 6-K is being filed by Bit Digital, Inc.to correct certain errors that were made in the original filing on December 18, 2020.

Exhibit Index

A copy of the Bit Digital, Inc. press release dated December 21, 2020, titled “Bit Digital, Inc. Announces Revised Third Quarter of Fiscal Year 2020 Financial Results” is being furnished on Exhibit 99.1 with this Report on Form 6-K/A. As a foreign private issuer, the Issuer is not required to file its quarterly financial results.

Exhibit 99.1 — Press Release dated December 18, 2020, titled “Bit Digital, Inc. Announces Revised Third Quarter of Fiscal Year 2020 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: December 21, 2020

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